J Mark Enriquez · 2nd

Fintech Consultant

United States · 500+ connections · Contact info

Atreyu Group Llc

Babson College

Featured

Powerhouse Capital LLc

Building aviation leasing investment programs that deliver uncorrelated cash flows.

Experience

Member Board Of Directors
Atreyu Group Llc
Feb 2021 – Present · 3 mos
New York City Metropolitan Area

FinTech Consultant

Freelance
Apr 2020 – Nov 2020 · 8 mos

Founding Managing Partner
Powerhouse Capital LLC
May 2015 – May 2020 · 5 yrs 1 mo
Boston

Developing aviation leasing related investment products.

Angel Investor
Various FinTech startups
Nov 2011 – Jun 2017 · 5 yrs 8 mos

Chairman
Pulse Trading
Apr 2000 – Nov 2011 · 11 yrs 8 mos

Director of Electronic Trading
State Street
Apr 1997 – Apr 2000 · 3 yrs 1 mo

Lattice, an early, ahead of its time, dark pool

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Education

Babson College
Master of Business Administration (MBA), Finance and Financial Management Services

Boston University
BA, International Relations and Affairs

Peddie School

Volunteer experience

Member Board of Trustees, Treasurer
The Boston Athenaeum
Feb 2015 – Present • 6 yrs 3 mos
Arts and Culture

Skills & endorsements

Hedge Funds · 19


Endorsed by **Victor Hugo Rodriguez, who is highly skilled at this**

Endorsed by **3 of J Mark's colleagues at Pulse Trading**

Equities · 17

Endorsed by **Walter Radulski and 3 others who are highly skilled at this**

Endorsed by **2 of J Mark's colleagues at Pulse Trading**

Capital Markets · 13

Endorsed by **3 of J Mark's colleagues at Pulse Trading**

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